REPAY HOLDINGS CORPORATION

3 West Paces Ferry Road, Suite 200

Atlanta, Georgia 30305

May 1, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549.

Re:	Repay Holdings Corporation
Request to Withdraw Registration Statement on Form S-3
File No. 333-235210

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Repay Holdings Corporation, a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-3 filed with the Commission on November 25, 2019, File No. 333-235210, together with all exhibits thereto (collectively, the “Registration Statement”).

Following correspondence and discussions with the Commission, the Registrant has determined to request withdrawal of the Registration Statement. The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. Furthermore, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted at the time filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this request for withdrawal, please contact David W. Ghegan of Troutman Sanders LLP at (404) 885-3139. Thank you for your assistance in this matter.

Sincerely,
Repay Holdings Corporation

By:	/s/ Timothy J. Murphy
Name:	Timothy J. Murphy
Title:	Chief Financial Officer